As filed with the Securities and Exchange Commission on September 19, 2007

Registration No. 333-143526

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LAPORTE BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Federal	6036	To be applied for
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

710 Indiana Avenue

LaPorte, Indiana 45350

(219) 362-7511

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

Lee A. Brady

710 Indiana Avenue

LaPorte, Indiana 46350

(219) 362-7511

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Agent for Service)

Copies to:

Kip A. Weissman, Esq.

Marc P. Levy, Esq.

Luse Gorman Pomerenk & Schick, P.C.

5335 Wisconsin Avenue, N.W., Suite 400

Washington, D.C. 20015

(202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☒

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	2,910,497 shares	$10.00	$29,104,970(1)	$894(2)
Participation Interests	261,205 interests			(3)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Previously paid.

(3)	The securities of LaPorte Bancorp, Inc. to be purchased by The LaPorte Savings Bank 401(k) Plan are included in the amount shown for common stock. However, pursuant to Rule 457(h) of the Securities Act of 1933, as amended, no separate fee is required for the participation interests. Pursuant to such rule, the amount being registered has been calculated on the basis of the number of shares of common stock that may be purchased with the current assets of such plan.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Amount(1)
*SEC Filing Fee	$1,000
*OTS Filing Fee	$14,400
*IDFI Filing Fees	$15,000
*Edgar, Printing, Postage and Mailing	$125,000
*Legal Fees	$300,000
*Underwriters Expenses, Including Counsel’s Fees	$60,000
*Accounting Fees	$100,000
*Appraiser’s Fees	$35,000
*Blue Sky Fees	$15,000
*Business Plan/ Financial Advisor Consultant Fees	$57,500
*Conversion Agent Fees	$30,000
*Certificate Printing	$10,000
*Sales Agent Fees (1)	$200,000
*Miscellaneous	$42,400

TOTAL	$1,005,300

*	Estimated

(1)	LaPorte Bancorp, Inc. has retained Keefe, Bruyette & Woods, Inc. to assist in the sale of common stock on a best efforts basis in the offering.

Item 14.	Indemnification of Directors and Officers

Provisions in the Registrant’s bylaws provide for indemnification of the Registrant’s directors and officers up to the fullest extent authorized by applicable law and regulations of the Office of Thrift Supervision (OTS). Section 545.121 of the OTS regulations are described below.

Generally, federal regulations define areas for indemnity coverage for federal savings associations, which would apply to the Registrant as a federal corporation as follows:

(a) Any person against whom any action is brought or threatened because that person is or was a director or officer of the savings association shall be indemnified by the savings association for:

(i)	Any amount for which that person becomes liable under a judgment in such action; and

(ii)	Reasonable costs and expenses, including reasonable attorneys’ fees, actually paid or incurred by that person in defending or settling such action, or in enforcing his or her rights under this section if he or she attains a favorable judgment in such enforcement action.

(b) Indemnification shall be made to such person under paragraph (b) of this Section only if:

(i)	Final judgment on the merits is in his or her favor; or

(ii)	In case of:

a.	Settlement,

b.	Final judgment against him or her, or

c.	Final judgment in his or her favor, other than on the merits, if a majority of the disinterested directors of the savings association determine that he or she was acting in good faith within the scope of his or her employment or authority as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of the savings association or its members. However, no indemnification shall be made unless the association gives the Office at least 60 days notice of its intention to make such indemnification. Such notice shall state the facts on which the action arose, the terms of any settlement, and any disposition of the action by a court. Such notice, a copy thereof, and a certified copy of the resolution containing the required determination by the board of directors shall be sent to the Regional Director, who shall promptly acknowledge receipt thereof. The notice period shall run from the date of such receipt. No such indemnification shall be made if the OTS advises the association in writing, within such notice period, of its objection thereto.

(c) As used in this paragraph:

(i)	“Action” means any judicial or administrative proceeding, or threatened proceeding, whether civil, criminal, or otherwise, including any appeal or other proceeding for review;

(ii)	“Court” includes, without limitation, any court to which or in which any appeal or any proceeding for review is brought;

(iii)	“Final Judgment” means a judgment, decree, or order which is not appealable or as to which the period for appeal has expired with no appeal taken;

(iv)	“Settlement” includes the entry of a judgment by consent or confession or a plea of guilty or of nolo contendere.

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

1.1	Engagement Letter between The LaPorte Savings Bank and Keefe, Bruyette & Woods, Inc.*

1.2	Form of Agency Agreement between LaPorte Bancorp, Inc., LaPorte Savings Bank, MHC, The LaPorte Savings Bank and Keefe, Bruyette & Woods, Inc.*

2.1	Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan*

2.2	Agreement and Plan of Merger by and Among The LaPorte Savings Bank and City Savings Financial Corporation and City Savings Bank*

3.1	Charter of LaPorte Bancorp, Inc.*

3.2	Bylaws of LaPorte Bancorp, Inc.*

4	Form of Common Stock Certificate of LaPorte Bancorp, Inc.*

5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered*

8.1	Federal Tax Opinion of Crowe Chizek and Company LLC*

10.1	Form of Employment Agreements for Lee A. Brady and Michele M. Thompson*

10.2	Supplemental Executive Retirement Plan*

10.3	Deferred Compensation Agreement*

10.4	Group Term Carve Out Plan*

10.5	Employee Stock Ownership Plan and Trust*

21	Subsidiaries of Registrant*

23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinion included as Exhibit 5)

23.2	Consent of Crowe Chizek and Company LLC*

23.3	Consent of BKD, LLP*

23.4	Consent of Keller & Company, Inc.*

23.5	Consent of Dale Parkison*

23.6	Consent of L. Charles Lukmann III*

24	Power of Attorney (set forth on signature page)

99.1	Appraisal Agreement between The LaPorte Savings Bank and Keller & Company, Inc.*

99.2	Business Plan Agreement between The LaPorte Savings Bank and RP Financial, L.C.*

99.3	Appraisal Report of Keller & Company, Inc. *,**

99.4	Letter of Keller & Company, Inc. with respect to Subscription Rights*

99.5	Marketing Materials*

99.6	Order and Acknowledgment Form*

99.7	Press Release

*	Previously filed

**	Supporting financial schedules filed pursuant to Rule 202 of Regulation S-T.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of LaPorte, State of Indiana on September 19, 2007.

LAPORTE BANCORP, INC.

By:	/s/ Lee A. Brady
Lee A. Brady
President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of LaPorte Bancorp, Inc. (the “Company”) hereby severally constitute and appoint Lee A. Brady and Michele M. Thompson, and each of them as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Lee A. Brady or Michele M. Thompson may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company’s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Lee A. Brady or Michele M. Thompson shall do or cause to be done by virtue thereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Lee A. Brady Lee A. Brady	President and Chief Executive Officer (Principal Executive Officer)	September 19, 2007

/s/ Michele M. Thompson Michele M. Thompson	Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	September 19, 2007

/s/ Joan M. Ulrich Joan M. Ulrich	Chairman of the Board	September 19, 2007

/s/ Paul G. Fenker Paul G. Fenker	Vice Chairman of the Board	September 19, 2007

/s/ Mark A. Krentz Mark A. Krentz	Secretary of the Board	September 19, 2007

/s/ Ralph F. Howes Ralph F. Howes	Director	September 19, 2007

/s/ Jerry L. Mayes Jerry L. Mayes	Director	September 19, 2007

/s/ Thomas D. Sallwasser Thomas D. Sallwasser	Director	September 19, 2007

EXHIBIT INDEX

1.1	Engagement Letter between The LaPorte Savings Bank and Keefe, Bruyette & Woods, Inc.*

1.2	Form of Agency Agreement between LaPorte Bancorp, Inc., LaPorte Savings Bank, MHC, The LaPorte Savings Bank and Keefe, Bruyette & Woods, Inc.*

2.1	Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan*

2.2	Agreement and Plan of Merger by and Among The LaPorte Savings Bank and City Savings Financial Corporation and City Savings Bank*

3.1	Charter of LaPorte Bancorp, Inc.*

3.2	Bylaws of LaPorte Bancorp, Inc.*

4	Form of Common Stock Certificate of LaPorte Bancorp, Inc.*

5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered*

8.1	Federal Tax Opinion of Crowe Chizek and Company LLC*

10.1	Form of Employment Agreements for Lee A. Brady and Michele M. Thompson*

10.2	Supplemental Executive Retirement Plan*

10.3	Deferred Compensation Agreement*

10.4	Group Term Carve Out Plan*

10.5	Employee Stock Ownership Plan and Trust*

21	Subsidiaries of Registrant*

23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinion included as Exhibit 5)

23.2	Consent of Crowe Chizek and Company LLC*

23.3	Consent of BKD, LLP*

23.4	Consent of Keller & Company, Inc.*

23.5	Consent of Dale Parkison*

23.6	Consent of L. Charles Lukmann III*

24	Power of Attorney (set forth on signature page)

99.1	Appraisal Agreement between The LaPorte Savings Bank and Keller & Company, Inc.*

99.2	Business Plan Agreement between The LaPorte Savings Bank and RP Financial, L.C.*

99.3	Appraisal Report of Keller & Company, Inc. *,**

99.4	Letter of Keller & Company, Inc. with respect to Subscription Rights*

99.5	Marketing Materials*

99.6	Order and Acknowledgment Form*

99.7	Press Release

*	To be filed supplementally or by amendment.

**	Supporting financial schedules filed pursuant to Rule 202 of Regulation S-T.